Registration No. 333-295520

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 13051

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor’s principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on July 9, 2026 at 2:00 p.m. pursuant to Rule 487.

________________________________

Diversified Equity Strategic Allocation

Port. 3Q ’26 - Term 10/15/27

FT 13051

FT 13051 is a series of a unit investment trust, the FT Series. FT 13051 consists of a single portfolio known as Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27 (the “Trust”). The Trust invests in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries (the “Securities”). The Securities are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

800–621–1675

The date of this prospectus is July 9, 2026

Table of Contents

Summary of Essential Information	3
Fee Table	4
Report of Independent Registered Public Accounting Firm	5
Statement of Net Assets	6
Schedule of Investments	7
The FT Series	13
Portfolio	14
Risk Factors	15
Backtested Hypothetical Performance Information	18
Public Offering	20
Distribution of Units	22
The Sponsor’s Profits	23
The Secondary Market	24
How We Purchase Units	24
Expenses and Charges	24
Tax Status	25
Retirement Plans	27
Rights of Unit Holders	27
Income and Capital Distributions	28
Redeeming Your Units	28
Investing in a New Trust	29
Removing Securities from the Trust	30
Amending or Terminating the Indenture	31
Information on the Sponsor and Trustee	31
Other Information	32

Summary of Essential Information (Unaudited) Summary of Essential Information

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Sponsor: First Trust Portfolios L.P.
Trustee: The Bank of New York Mellon

Initial Number of Units (1)	179,855
Fractional Undivided Interest in the Trust per Unit (1)	1/179,855
Public Offering Price:
Public Offering Price per Unit (2)	$10.000
Less Initial Sales Charge per Unit (3)	(.000)
Aggregate Offering Price Evaluation of Securities per Unit (4)	10.000
Less Deferred Sales Charge per Unit (3)	(.135)
Redemption Price per Unit (5)	9.865
Less Creation and Development Fee per Unit (3)(5)	(.050)
Less Organization Costs per Unit (5)	(.012)
Net Asset Value per Unit	$9.803
Cash CUSIP Number	30345L 328
Reinvestment CUSIP Number	30345L 336
Fee Account Cash CUSIP Number	30345L 344
Fee Account Reinvestment CUSIP Number	30345L 351
Ticker Symbol	FULLZX

First Settlement Date	July 10, 2026
Mandatory Termination Date (6)	October 15, 2027
Income Account Distribution Record Date	Tenth day of each June and December, commencing December 10, 2026.
Income Account Distribution Date (7)	Twenty-fifth day of each June and December, commencing December 25, 2026.

(1)	As of the Evaluation Time (defined below in footnote 4) on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.
(2)	The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.
(3)	You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the “Fee Table.”
(4)	Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See “Public Offering—The Value of the Securities.” Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time) on each day on which it is open (the “Evaluation Time”).
(5)	The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See “Redeeming Your Units.”
(6)	See “Amending or Terminating the Indenture.”
(7)	The Trustee will distribute money from the Income Account, as determined at the semi-annual Income Account Distribution Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount in the Income Account equals at least $1.00 per 100 Units. The Trustee will make distributions from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount available for distribution from the Capital Account equals at least $1.00 per 100 Units. See “Income and Capital Distributions.”

3

Fee Table (Unaudited) Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See “Public Offering” and “Expenses and Charges.” Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.120%	(d)	$.0120
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060
Trustee’s fee and other operating expenses	.126%	(f)	$.0127
Total	.185%		$.0187

Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust’s, and each New Trust’s, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

1 Year	3 Years	5 Years	10 Years
$216	$666	$921	$2,001

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

(a)	The combination of the initial and deferred sales charge comprises what we refer to as the “transactional sales charge.” The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.
(b)	The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2026.
(c)	The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.
(d)	Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.
(e)	Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.
(f)	Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See “Expenses and Charges.”

4

Report of Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 13051

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 13051, comprising Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27 (the “Trust”), one of the series constituting the FT Series, as of the opening of business on July 9, 2026 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on July 9, 2026 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust’s Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on July 9, 2026, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 9, 2026

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

5

Statement of Net Assets

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)	$1,798,552
Less liability for reimbursement to Sponsor for organization costs (3)	(2,158)
Less liability for deferred sales charge (4)	(24,280)
Less liability for creation and development fee (5)	(8,993)
Net assets	$1,763,121
Units outstanding	179,855
Net asset value per Unit (6)	$9.803
ANALYSIS OF NET ASSETS
Cost to investors (7)	$1,798,552
Less maximum sales charge (7)	(33,273)
Less estimated reimbursement to Sponsor for organization costs (3)	(2,158)
Net assets	$1,763,121

NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1)	The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under “Schedule of Investments” for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of October 15, 2027.
(2)	An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $3,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0120 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 20, 2026 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 2026. If Unit holders redeem Units before December 18, 2026, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.
(5)	The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.
(6)	Net asset value per Unit is calculated by dividing the Trust’s net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.
(7)	The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under “Public Offering.”

6

Schedule of Investments

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Common Stocks (100.00%):
Communication Services (4.81%):
GOOGL	Alphabet Inc. (Class A)	0.82%	41	$361.92	$14,839
T	AT&T Inc.	0.83%	710	21.12	14,995
CMCSA	Comcast Corporation (Class A)	0.83%	646	23.19	14,981
FOXA	Fox Corporation (Class A)	0.33%	112	53.39	5,980
NYT	The New York Times Company (Class A)	0.33%	82	73.16	5,999
SFTBY	SoftBank Group Corp. (ADR) †	0.67%	661	18.15	11,997
TDS	Telephone and Data Systems, Inc.	0.17%	86	34.78	2,991
DIS	The Walt Disney Company	0.83%	155	96.70	14,988
Consumer Discretionary (13.01%):
EAT	Brinker International, Inc. *	0.33%	34	174.96	5,949
CMG	Chipotle Mexican Grill, Inc. *	0.83%	448	33.43	14,977
CVSA	Covista Inc. *	0.17%	23	130.85	3,010
DHI	D.R. Horton, Inc.	0.83%	101	148.51	15,000
DECK	Deckers Outdoor Corporation *	0.34%	59	102.22	6,031
EBAY	eBay Inc.	0.83%	130	115.25	14,982
FRCOY	Fast Retailing Co., Ltd. (ADR) †	0.67%	223	53.82	12,002
GNTX	Gentex Corporation	0.17%	128	23.36	2,990
LOPE	Grand Canyon Education, Inc. *	0.17%	20	150.69	3,014
GRBK	Green Brick Partners, Inc. *	0.17%	42	71.97	3,023
HRB	H&R Block, Inc.	0.17%	77	39.12	3,012
HOG	Harley-Davidson, Inc.	0.17%	118	25.36	2,992
IDEXY	Industria de Diseno Textil, S.A. (ADR) †	0.67%	769	15.60	11,996
KBH	KB Home	0.17%	53	56.35	2,987
LAUR	Laureate Education, Inc. (Class A) *	0.17%	76	39.54	3,005
LEA	Lear Corporation	0.33%	46	130.67	6,011
MHO	M/I Homes, Inc. *	0.17%	21	146.03	3,067
MHK	Mohawk Industries, Inc. *	0.33%	56	107.52	6,021
MUSA	Murphy USA Inc.	0.34%	10	606.81	6,068
ORLY	O’Reilly Automotive, Inc. *	0.83%	176	84.98	14,956
OLLI	Ollie’s Bargain Outlet Holdings, Inc. *	0.16%	48	61.88	2,970
PDD	PDD Holdings Inc. (ADR) †*	0.66%	141	84.74	11,948
PROSY	Prosus N.V. (ADR) †	0.67%	1,284	9.34	11,993
PHM	PulteGroup, Inc.	0.33%	49	122.94	6,024
ROST	Ross Stores, Inc.	0.84%	69	217.72	15,023
LRN	Stride, Inc. *	0.16%	33	89.88	2,966
TJX	The TJX Companies, Inc.	0.83%	98	152.79	14,973
TOL	Toll Brothers, Inc.	0.33%	41	145.57	5,968
TM	Toyota Motor Corporation †	0.67%	68	177.15	12,046
URBN	Urban Outfitters, Inc. *	0.17%	44	68.02	2,993
WSM	Williams-Sonoma, Inc.	0.33%	27	218.32	5,895
Consumer Staples (10.50%):
BUD	Anheuser-Busch InBev S.A./N.V. (ADR) †	0.67%	152	79.13	12,028
BJ	BJ’s Wholesale Club Holdings, Inc. *	0.33%	69	86.71	5,983
BTI	British American Tobacco Plc (ADR) †	0.67%	195	61.39	11,971

7

Schedule of Investments (cont’d.)

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Consumer Staples (cont’d.):
CALM	Cal-Maine Foods, Inc.	0.17%	35	$85.08	$2,978
CASY	Casey’s General Stores, Inc.	0.33%	7	843.10	5,902
CENTA	Central Garden & Pet Company (Class A) *	0.17%	81	37.02	2,999
CHEF	The Chefs’ Warehouse, Inc. *	0.17%	31	96.27	2,984
KO	The Coca-Cola Company	0.83%	180	83.40	15,012
COKE	Coca-Cola Consolidated, Inc.	0.33%	34	175.78	5,977
COST	Costco Wholesale Corporation	0.85%	16	953.13	15,250
INGR	Ingredion Incorporated	0.17%	31	97.96	3,037
LRLCY	L’Oreal S.A. (ADR) †	0.66%	137	87.29	11,959
MZTI	The Marzetti Company	0.17%	27	112.15	3,028
MKC	McCormick & Company, Incorporated	0.33%	116	51.57	5,982
MNST	Monster Beverage Corporation *	0.83%	157	95.15	14,939
PPC	Pilgrim’s Pride Corporation	0.33%	219	27.40	6,001
PSMT	PriceSmart, Inc.	0.17%	16	189.11	3,026
PG	The Procter & Gamble Company	0.83%	101	148.40	14,988
SFM	Sprouts Farmers Market, Inc. *	0.33%	75	80.26	6,019
SYY	Sysco Corporation	0.83%	180	83.17	14,971
USFD	US Foods Holding Corp. *	0.33%	60	99.88	5,993
WMT	Walmart Inc.	0.83%	132	113.10	14,929
WMK	Weis Markets, Inc.	0.17%	38	79.31	3,014
Energy (10.65%):
AR	Antero Resources Corporation *	0.33%	173	34.66	5,996
AROC	Archrock, Inc.	0.33%	152	39.56	6,013
CNQ	Canadian Natural Resources Limited †	0.67%	283	42.43	12,008
CVX	Chevron Corporation	0.83%	85	175.97	14,957
CNX	CNX Resources Corporation *	0.17%	90	33.18	2,986
COP	ConocoPhillips	0.83%	135	110.72	14,947
CNR	Core Natural Resources Inc.	0.17%	37	80.54	2,980
DK	Delek US Holdings, Inc.	0.16%	53	56.05	2,971
EOG	EOG Resources, Inc.	0.83%	109	137.59	14,997
EQT	EQT Corporation	0.33%	117	51.16	5,986
EQNR	Equinor ASA †	0.67%	350	34.27	11,994
EXE	Expand Energy Corporation	0.34%	67	90.10	6,037
XOM	ExxonMobil Holdings Corp.	0.83%	106	141.13	14,960
GPOR	Gulfport Energy Corporation *	0.16%	18	162.97	2,933
DINO	HF Sinclair Corp.	0.33%	76	78.62	5,975
MUR	Murphy Oil Corporation	0.17%	87	34.59	3,009

8

Schedule of Investments (cont’d.)

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Energy (cont’d.):
OII	Oceaneering International, Inc. *	0.17%	73	$41.17	$3,005
PBF	PBF Energy Inc.	0.17%	57	52.90	3,015
PR	Permian Resources Corp.	0.33%	310	19.36	6,002
RRC	Range Resources Corporation	0.33%	161	37.24	5,996
SHEL	Shell Plc (ADR) †	0.67%	146	82.24	12,007
TRGP	Targa Resources Corp.	0.83%	54	277.86	15,004
TDW	Tidewater Inc. *	0.17%	41	73.86	3,028
VLO	Valero Energy Corporation	0.83%	53	282.88	14,993
Financials (15.89%):
ALIZY	Allianz SE (ADR) †	0.67%	251	47.82	12,003
ALL	The Allstate Corporation	0.84%	60	251.17	15,070
AMP	Ameriprise Financial, Inc.	0.85%	31	490.58	15,208
BRK/B	Berkshire Hathaway Inc. (Class B) *	0.83%	30	494.79	14,844
BNPQY	BNP Paribas S.A. (ADR) †	0.67%	212	56.47	11,972
CBOE	Cboe Global Markets, Inc.	0.34%	23	264.98	6,095
CB	Chubb Limited †	0.67%	34	355.09	12,073
CINF	Cincinnati Financial Corporation	0.33%	33	181.57	5,992
DBSDY	DBS Group Holdings Ltd. (ADR) †	0.67%	56	214.59	12,017
ACT	Enact Holdings, Inc.	0.33%	134	44.82	6,006
ERIE	Erie Indemnity Company	0.34%	24	251.36	6,033
EZPW	EZCORP, Inc. *	0.17%	93	32.16	2,991
FHI	Federated Hermes, Inc. (Class B)	0.16%	52	57.12	2,970
FIBK	First Interstate BancSystem, Inc.	0.17%	78	38.25	2,983
FCFS	FirstCash Holdings, Inc.	0.34%	28	215.64	6,038
GL	Globe Life Inc.	0.33%	34	177.07	6,020
THG	The Hanover Insurance Group, Inc.	0.33%	28	212.24	5,943
HIG	The Hartford Insurance Group, Inc.	0.83%	108	138.74	14,984
IBKR	Interactive Brokers Group, Inc. (Class A)	0.83%	160	93.40	14,944
IBOC	International Bancshares Corporation	0.17%	40	74.61	2,984
JKHY	Jack Henry & Associates, Inc.	0.34%	41	147.37	6,042
KNSL	Kinsale Capital Group, Inc.	0.33%	17	345.96	5,881
MTB	M&T Bank Corporation	0.83%	64	234.63	15,016
MKTX	MarketAxess Holdings Inc.	0.17%	26	117.14	3,046
MCY	Mercury General Corporation	0.17%	27	110.12	2,973
MTG	MGIC Investment Corporation	0.17%	107	28.13	3,010
NMIH	NMI Holdings, Inc. (Class A) *	0.17%	73	41.00	2,993
OVCHY	Oversea-Chinese Banking Corporation Limited (ADR) †	0.67%	287	41.84	12,008
PLMR	Palomar Holdings, Inc. *	0.17%	21	144.52	3,035
PGR	The Progressive Corporation	0.83%	64	232.90	14,906
RDN	Radian Group Inc.	0.17%	80	37.49	2,999
RELY	Remitly Global, Inc. *	0.17%	130	23.10	3,003

9

Schedule of Investments (cont’d.)

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Financials (cont’d.):
SSB	SouthState Bank Corporation	0.33%	61	$97.61	$5,954
TKOMY	Tokio Marine Holdings, Inc. (ADR) †	0.67%	252	47.60	11,995
TRV	The Travelers Companies, Inc.	0.83%	44	337.94	14,869
Health Care (15.50%):
ACAD	ACADIA Pharmaceuticals Inc. *	0.17%	115	26.00	2,990
ALHC	Alignment Healthcare, Inc. *	0.17%	150	20.03	3,004
AZN	AstraZeneca Plc †	0.66%	63	189.28	11,925
BIIB	Biogen Inc. *	0.33%	30	200.36	6,011
BSX	Boston Scientific Corporation *	0.83%	334	44.81	14,967
CAH	Cardinal Health, Inc.	0.83%	63	237.15	14,940
COR	Cencora, Inc.	0.83%	48	309.57	14,859
CHGCY	Chugai Pharmaceutical Co., Ltd. (ADR) †	0.67%	532	22.55	11,997
CI	The Cigna Group	0.84%	52	289.73	15,066
CRVL	CorVel Corporation *	0.17%	48	63.00	3,024
EHC	Encompass Health Corporation	0.33%	54	110.25	5,953
ELVN	Enliven Therapeutics Inc. *	0.17%	59	50.80	2,997
EXEL	Exelixis, Inc. *	0.33%	107	56.11	6,004
GILD	Gilead Sciences, Inc.	0.83%	110	135.82	14,940
GMED	Globus Medical, Inc. (Class A) *	0.33%	79	76.20	6,020
HCA	HCA Healthcare, Inc.	0.84%	37	410.61	15,193
INCY	Incyte Corporation *	0.33%	51	117.26	5,980
JNJ	Johnson & Johnson	0.83%	57	263.40	15,014
KRYS	Krystal Biotech, Inc. *	0.33%	16	375.40	6,006
MCK	McKesson Corporation	0.82%	18	818.66	14,736
NHC	National HealthCare Corporation	0.16%	14	211.78	2,965
NBIX	Neurocrine Biosciences, Inc. *	0.34%	34	178.24	6,060
NVO	Novo Nordisk A/S (ADR) †	0.67%	245	48.89	11,978
PBH	Prestige Consumer Healthcare Inc. *	0.17%	62	48.29	2,994
PRVA	Privia Health Group, Inc. *	0.17%	110	27.21	2,993
REGN	Regeneron Pharmaceuticals, Inc.	0.85%	23	662.88	15,246
SNY	Sanofi (ADR) †	0.67%	280	42.78	11,978
UTHR	United Therapeutics Corporation *	0.34%	11	554.34	6,098
UHS	Universal Health Services, Inc. (Class B)	0.33%	38	156.43	5,944
VRTX	Vertex Pharmaceuticals Incorporated *	0.83%	30	498.43	14,953
ZBH	Zimmer Biomet Holdings, Inc.	0.33%	68	87.56	5,954
Industrials (14.31%):
AME	AMETEK, Inc.	0.84%	65	231.34	15,037
AIT	Applied Industrial Technologies, Inc.	0.33%	19	315.88	6,002
AGX	Argan, Inc.	0.33%	9	665.46	5,989
ADP	Automatic Data Processing, Inc.	0.83%	62	241.37	14,965
AZZ	AZZ Inc.	0.17%	21	143.60	3,016
BRC	Brady Corporation	0.17%	34	89.34	3,038
CP	Canadian Pacific Kansas City Ltd. †	0.67%	134	89.40	11,980
CTAS	Cintas Corporation	0.83%	83	180.17	14,954
DAL	Delta Air Lines, Inc.	0.83%	172	87.29	15,014

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Schedule of Investments (cont’d.)

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Industrials (cont’d.):
EME	EMCOR Group, Inc.	0.81%	19	$768.98	$14,611
ESE	ESCO Technologies Inc.	0.33%	18	331.93	5,975
FAST	Fastenal Company	0.83%	322	46.51	14,976
GD	General Dynamics Corporation	0.83%	40	374.31	14,972
GEO	The GEO Group, Inc. *	0.17%	101	29.65	2,995
HWM	Howmet Aerospace Inc.	0.83%	55	271.58	14,937
IESC	IES Holdings, Inc. *	0.34%	10	619.29	6,193
ITOCY	Itochu Corp. (ADR) †	0.67%	1,040	11.53	11,991
KEX	Kirby Corporation *	0.33%	42	141.51	5,943
MMS	MAXIMUS, Inc.	0.17%	52	57.22	2,975
MIELY	Mitsubishi Electric Corporation (ADR) †	0.67%	170	70.43	11,973
MOG/A	Moog Inc.	0.34%	15	405.92	6,089
MWA	Mueller Water Products, Inc.	0.17%	121	24.75	2,995
RCRUY	Recruit Holdings Co., Ltd. (ADR) †	0.67%	804	14.92	11,996
RUSHA	Rush Enterprises, Inc. (Class A)	0.17%	41	72.57	2,975
SAFRY	Safran S.A. (ADR) †	0.66%	125	95.61	11,951
SAIC	Science Applications International Corporation	0.16%	26	113.24	2,944
SNA	Snap-on Incorporated	0.33%	15	401.11	6,017
WM	Waste Management, Inc.	0.83%	64	233.94	14,972
Information Technology (6.52%):
ACN	Accenture plc †	0.66%	87	137.19	11,936
ADBE	Adobe Incorporated *	0.84%	68	220.94	15,024
CTSH	Cognizant Technology Solutions Corporation	0.33%	141	42.43	5,983
FFIV	F5, Inc. *	0.33%	14	419.14	5,868
FSLR	First Solar, Inc. *	0.34%	27	224.30	6,056
IBM	International Business Machines Corporation	0.84%	50	302.05	15,102
MU	Micron Technology, Inc.	0.84%	16	948.80	15,181
PLXS	Plexus Corp. *	0.34%	23	265.89	6,115
ROP	Roper Technologies, Inc.	0.83%	42	354.89	14,905
TDC	Teradata Corporation *	0.17%	85	35.17	2,989
VISN	Vistance Networks Inc. *	0.17%	242	12.39	2,998
WDC	Western Digital Corporation	0.83%	27	550.30	14,858
Materials (3.17%):
AIQUY	Air Liquide S.A. (ADR) †	0.67%	302	39.74	12,001
ATR	AptarGroup, Inc.	0.33%	48	124.21	5,962
CCK	Crown Holdings, Inc.	0.33%	55	109.25	6,009
GPK	Graphic Packaging Holding Company	0.17%	296	10.13	2,998
LIN	Linde Plc †	0.67%	23	527.67	12,136
NEM	Newmont Corporation	0.83%	161	93.20	15,005
SON	Sonoco Products Company	0.17%	55	54.63	3,005
Real Estate (0.33%):
VICI	VICI Properties Inc. (4)	0.33%	230	26.09	6,001

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Schedule of Investments (cont’d.)

Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

At the Opening of Business on the Initial Date of Deposit—July 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Share	Cost of Securities to the Trust (2)
Utilities (5.31%):
AVA	Avista Corporation	0.17%	73	$40.87	$2,984
ED	Consolidated Edison, Inc.	0.83%	134	112.09	15,020
DUK	Duke Energy Corporation	0.83%	118	126.79	14,961
EIX	Edison International	0.33%	80	74.78	5,982
EXC	Exelon Corporation	0.83%	317	47.28	14,988
NFG	National Fuel Gas Company	0.33%	76	79.01	6,005
OGS	ONE Gas, Inc.	0.17%	38	78.23	2,973
OTTR	Otter Tail Corporation	0.16%	33	89.57	2,956
PCG	PG&E Corporation	0.83%	879	17.05	14,987
XEL	Xcel Energy Inc.	0.83%	188	79.62	14,969
	Total Investments	100.00%			$1,798,552

(1)	All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 9, 2026. Such purchase contracts are expected to settle within one business day.
(2)	The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Trust’s investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor’s profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $1,797,784 and $768, respectively.
(3)	Common stocks of companies headquartered or incorporated outside the United States comprise approximately 20.05% of the investments of the Trust (consisting of Belgium, 0.67%; Canada, 1.34%; Denmark, 0.67%; France, 3.33%; Germany, 0.67%; Ireland, 1.32%; Japan, 5.36%; The Netherlands, 0.67%; Norway, 0.67%; Singapore, 1.34%; Spain, 0.67%; Switzerland, 0.67% and United Kingdom, 2.67%).
(4)	This Security represents the common stock of a real estate investment trust (“REIT”).
†	This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.
*	This Security represents a non-income producing security.

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The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the “Sponsor”), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 13051, consists of a single portfolio known as Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27.

The Trust was created under the laws of the State of New York by a Trust Agreement (the “Indenture”) dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor, governs the operation of the Trust.

You may get more specific details concerning the nature, structure and risks of this product in an “Information Supplement” by calling the Sponsor at 800–621–1675, dept. code 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units (“Units”).

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in “Schedule of Investments”), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the “1940 Act”). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in “Removing Securities from the Trust,” to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in “Removing Securities from the Trust,” will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities (“Replacement Securities”) we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Account Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

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Portfolio

Objective.

The Trust seeks above-average total return by investing in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries. Under normal circumstances, the Trust will invest at least 80% of its assets in equity securities.

Portfolio Selection Process.

1. Identify the universe of eligible stocks.

The Diversified Equity Strategic Allocation Portfolio applies a model which analyzes domestic and international stocks to assess valuations based on risk, value, and growth factors. Growth stocks are stocks with higher than average price to book ratios, which are considered by the Sponsor to have the potential to outperform the overall market over time because of their future potential. Value stocks are stocks with lower than average price to book ratios, which are considered by the Sponsor to be currently trading below their intrinsic value and are therefore likely to provide a superior return.

The first step in our selection process is to establish a universe of stocks as of two business days prior to the Initial Date of Deposit (the “selection date”) from which the portfolio will be selected. The universe is divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price to book ratios to establish the universe of stocks eligible for selection from within each market capitalization range. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange. Regardless of universe, stocks with a price of $1,000 or higher per share are not eligible for selection.

Number of Eligible Stocks in Each Selection Universe:

	Domestic Large-Cap	Domestic Mid-Cap	Domestic Small-Cap	International
Growth	150	300	250	100
Value	150	300	250

2. Apply the rules-based stock selection models.

We then rank the stocks within each of the seven universes based on two multi-factor models, with each factor within a model receiving an equal weight. Half of a stock’s ranking is based on a risk model and applies to all seven universes. The remaining half of a stock’s ranking is based on a model which is determined by the stock’s style designation (i.e., growth, value or international). Value and international stocks are ranked together on one model, while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model. The following factors are used to evaluate and rank the stocks within the model:

•	Debt to equity ratio. Compares a company’s long-term debt to its stockholder’s equity. Companies that have a lower debt to equity ratio are assigned a higher ranking.
•	Beta. Compares a security’s volatility relative to the market. A security with a beta less than 1.0 would generally be considered lower risk than the market. Companies that have a lower beta are assigned a higher ranking.
•	Earnings variability. Compares a company’s trailing 12-months earnings per share from the previous five years against a linear trend line. Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model. The following factors are used to evaluate and rank the stocks within the model:

•	Price to book ratio. Compares a company’s market capitalization to its book value. Companies that have a lower, but positive, price to book ratio are assigned a higher ranking.
•	Price to cash flow ratio. Compares a company’s market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.
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•	Return on assets. Compares a company’s trailing 12-months net income to its total assets. Companies that have higher return on assets are assigned a higher ranking.
•	3-month price appreciation. Companies are numerically ranked by their stock’s trailing three-month price appreciation, with a preference to those with the greatest price appreciation.

Growth Model. The following factors are used to evaluate and rank the stocks within the model:

•	Price to sales ratio. Compares a company’s market capitalization to revenue generated. Companies that have a lower price to sales ratio are assigned a higher ranking.
•	Price to cash flow ratio. Compares a company’s market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.
•	Change in return on assets. Compares a company’s current return on assets relative to a year ago. Companies that have a higher change in return on assets are assigned a higher ranking.
•	6-month price appreciation. Companies are numerically ranked by their stock’s trailing six-month price appreciation, with a preference to those with the greatest price appreciation.

3. Select the highest scoring stocks.

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P’s Global Industry Classification Standard (GICS®). The Financials and Real Estate sectors are combined for the sector limit purpose. If more than six stocks from any one of the major GICS® sectors are selected, those stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Large-Cap Growth                25%
Large-Cap Value                    25%
Mid-Cap Growth                   10%
Mid-Cap Value                       10%
Small-Cap Growth                  5%
Small-Cap Value                      5%
International                            20%

Stocks are approximately equally weighted within their style, taking into consideration that only whole shares will be purchased.

Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in the Trust’s portfolio.

The Securities were selected as of the selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under “Removing Securities from the Trust” are not eligible for inclusion in the Trust’s portfolio.

While not a part of the Trust’s portfolio selection process, the Trust also invests in dividend-paying securities and REITs.

As with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See “Risk Factors” for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500® Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust’s Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

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Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won’t lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value or underperform other investments. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. The Federal Reserve has begun to lower interest rates and may continue to do so in the future. Potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Additionally, challenges in commercial real estate markets, including declining valuations and elevated vacancies, could have a broader impact on financial markets. In addition, local, regional or global events such as war, acts of terrorism, natural disasters, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. The ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, markets and investor behavior, which could have a negative impact on the Trust’s investments and operations. The change in administration resulting from the 2024 United States national elections could result in significant impacts to international trade relations, tax and immigration policies, and other aspects of the national and international political and financial landscape, which could affect, among other things, inflation and the securities markets generally. Administrative actions against companies in certain industries, such as the defense industry, prohibiting them from paying dividends or engaging in stock buybacks, may negatively impact the performance of such companies and the Trust’s investments. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain Trust investments as well as Trust performance. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. A public health crisis, and the ensuing policies enacted by governments and central banks in response, could cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Advancements in technology may also adversely impact markets and the overall performance of the Trust. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence. Additionally, cybersecurity breaches of both government and non-government entities could have negative impacts on infrastructure and the ability of such entities, including the Trust, to operate properly. Such events could adversely affect the prices and liquidity of the Trust’s portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust’s Units and result in increased market volatility.

Dividends. Common stocks may pay dividends, but there is no guarantee that the issuers of the common stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

REITs. REITs are financial vehicles that pool investors’ capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

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Strategy. Please note that we applied the strategy which makes up the Trust’s portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust’s strategy. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Common stocks with growth characteristics are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole based upon their higher than average price to book ratios. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust’s return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Common stocks with value characteristics are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole based upon their lower than average price to book ratios. These common stocks were generally selected on the basis of an issuer’s business and economic fundamentals or the securities’ current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are “out of favor.”

Foreign Securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

Depositary Receipts Risk. Depositary receipts (which may include American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, New York Registry Shares, and/or similarly structured securities) are securities issued by a bank or trust company reflecting ownership of underlying securities issued by a foreign company. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts. Moreover, depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

Investment Style. Although the Securities contained in the Trust meet the stated style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security’s classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

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Small and/or Mid Capitalization Companies. Investing in stocks of small and/or mid capitalization companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational, information security and related risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity, any of which could result in a material adverse effect on the Trust or its Unit holders. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of service attacks through efforts to make network services unavailable to intended users. Emerging threats like ransomware or zero-day exploits could also cause disruptions to Trust operations. In addition, cybersecurity breaches of the Trust’s third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. Further, errors, misconduct, or compromise of accounts of employees of the Sponsor, Portfolio Supervisor or the Trust’s third-party service providers can also create material cybersecurity risks. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers. Cybersecurity incidents may also trigger Trust obligations under data privacy laws, potentially increasing notification and compliance burdens. Cybersecurity incidents affecting issuers in whose securities the Trust invests may also have a negative impact on the value of the securities of such issuers, and in turn, the value of the Trust.

Operational Risk. The Trust is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. These errors or failures may adversely affect the Trust’s operations, including its ability to execute its investment process, calculate or disseminate its NAV in a timely manner, and process purchases or redemptions. The Trust relies on third-parties for a range of services. Any delay or failure relating to engaging or maintaining such service providers may affect the Trust’s ability to meet its investment objective. Although the Trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategy which comprises the Trust (“Diversified Equity Strategy”) and the actual performance of the Standard & Poor’s Composite 1500® Index in each of the full years listed below (and as of the most recent month). The Trust did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Diversified Equity Strategy for several reasons, including the following:

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•	Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.
•	Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.
•	The Trust has a maturity longer than one year.
•	The Trust may not be fully invested at all times or equally weighted in all stocks comprising the Diversified Equity Strategy.
•	Extraordinary market events that are not expected to be repeated and which may have affected performance.
•	Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.
•	Cash flows (receipt/investment of).
•	Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Diversified Equity Strategy underperformed the S&P Composite 1500® Index in certain years, and we cannot guarantee that the Trust will outperform the S&P Composite 1500® Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P Composite 1500® Index has been included for comparison purposes only.

S&P Composite 1500® Index. The S&P Composite 1500® Index is a broad-based capitalization-weighted index of 1500 U.S. companies, covering approximately 85% of the U.S. equities market. The S&P Composite 1500® Index is a combination of the S&P 500® Index, the S&P MidCap 400® and the S&P SmallCap 600®.

The index is unmanaged, not subject to fees and not available for direct investment.

COMPARISON OF HYPOTHETICAL TOTAL RETURN(2) (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
	Hypothetical Strategy Total Returns(1)(3)	Index Total Returns(3)
Year	Diversified Equity Strategy	S&P Composite 1500® Index
1996	15.81%	22.30%
1997	27.86%	32.93%
1998	14.36%	26.32%
1999	21.79%	20.24%
2000	4.51%	–6.96%
2001	–0.67%	–10.63%
2002	–11.22%	–21.30%
2003	29.25%	29.55%
2004	18.53%	11.76%
2005	14.17%	5.65%
2006	11.80%	15.31%
2007	11.15%	5.53%
2008	–32.20%	–36.72%
2009	24.04%	27.24%
2010	13.53%	16.39%
2011	2.55%	1.72%
2012	8.43%	16.13%
2013	31.89%	32.77%
2014	13.12%	13.05%
2015	1.71%	1.01%
2016	10.15%	12.99%
2017	17.72%	21.10%
2018	–9.31%	–4.97%
2019	22.42%	30.87%
2020	8.81%	17.91%
2021	22.77%	28.41%
2022	–11.93%	–17.79%
2023	18.10%	25.41%
2024	11.55%	23.91%
2025	9.20%	16.98%
2026	5.16%	10.87%

(thru 6/30)

(1)	The Diversified Equity Strategy stocks for a given year consist of the common stocks selected by applying the Diversified Equity Strategy as of the beginning of the period (and not the date the Trust actually sells Units).
(2)	Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested semi-annually for strategy returns and monthly for Index returns and all returns are stated in terms of U.S. dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the “Fee Table,” but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. If a security which is selected by the Strategy is merged out of existence, delisted or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above table, over the full years listed above, the following table shows the average total return of the hypothetical Strategy compared to its index.

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Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3)	Source of Index Total Returns: Bloomberg L.P. Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as confirmed by Bloomberg L.P. and FactSet.
HYPOTHETICAL COMPARISON OF ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2025
Period	Hypothetical Strategy Average Annual Return	S&P Composite 1500® Index Average Annual Return
1 Year	9.20%	16.98%
5 Year	9.24%	13.92%
10 Year	9.32%	14.43%
Since Inception	9.73%	10.40%

Past performance is no guarantee of future results.

Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

•	The aggregate underlying value of the Securities;
•	The amount of any cash in the Income and Capital Accounts;
•	Dividends receivable on Securities; and
•	The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under “Summary of Essential Information” due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until one business day following your order (the “date of settlement”), you may pay before then. You will become the owner of Units (“Record Owner”) on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust’s organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust’s statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust’s organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in “Notes to Statement of Net Assets,” this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

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Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust’s assets on approximately the twentieth day of each month from October 20, 2026 through December 18, 2026. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See “Expenses and Charges” for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive “wrap fee” or similar fee for these or comparable services (“Fee Accounts”), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term “business day” as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

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The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or Nasdaq, Inc., their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore (“Primary Exchange”), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Sponsor will determine the value of the Securities using the best information available to the Sponsor, which may include the prior day’s evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Securities traded on Nasdaq, Inc., closing sale price shall mean the Nasdaq® Official Closing Price as determined by Nasdaq, Inc. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the Sponsor which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in “Public Offering—Discounts for Certain Persons.”

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales (in millions)	Additional Concession
$25 but less than $100	0.035%
$100 but less than $150	0.050%
$150 but less than $250	0.075%
$250 but less than $1,000	0.100%
$1,000 but less than $5,000	0.125%
$5,000 but less than $7,500	0.150%
$7,500 or more	0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

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Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as “revenue sharing,” create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust’s future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

The Sponsor’s Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in “Public Offering.” We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of “Schedule of Investments”). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

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In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value Trust Securities and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. If you wish to dispose of your Units, you should ask us for the current market prices before making a tender for redemption to the Trustee. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

Expenses and Charges

The estimated annual expenses of the Trust are listed under “Fee Table.” If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders’ approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The “creation and development fee” is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust’s assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust’s operating expenses and those fees described above, the Trust may also incur the following charges:

•	All legal expenses of the Trustee according to its responsibilities under the Indenture;
•	The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;
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•	Fees for any extraordinary services the Trustee performed under the Indenture;
•	Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;
•	Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;
•	Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or
•	All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee’s annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See “Tax Status.”

Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service (“IRS”) could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the “Income and Capital Distributions” section of the prospectus for more information.

The Trust intends to qualify as a “regulated investment company,” commonly known as a “RIC,” under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust’s distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see “Treatment of Trust Expenses” below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates.s Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a “Medicare tax” if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income (“QDI”) received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

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Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

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Separately, the United States, pursuant to the Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in “Redeeming Your Units,” you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Retirement Plans

You may purchase Units of the Trust for:

•	Individual Retirement Accounts;
•	Keogh Plans;
•	Pension funds; and
•	Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company (“DTC”) and credited on its records to your broker/dealer’s or bank’s DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in the Trust for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;
•	The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor’s website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP. You may also request one be sent to you by calling the Sponsor at 800–621–1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

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Income and Capital Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust’s Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income Account, as determined at the semi-annual Income Account Distribution Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount equals at least $1.00 per 100 Units. No Income Account distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Account Distribution Dates. Distribution amounts will vary with changes in the Trust’s fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute money in the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the “Reserve Account”) within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under “Public Offering.” This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. One business day after the day you tender your Units (the “Date of Tender”) you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

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Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account.

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust’s Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank’s or broker/dealer’s account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See “Tax Status” for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

•	If the NYSE is closed (other than customary weekend and holiday closings);
•	If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or
•	For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.	cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;
2.	the aggregate underlying value of the Securities held in the Trust; and
3.	dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.	any applicable taxes or governmental charges that need to be paid out of the Trust;
2.	any amounts owed to the Trustee for its advances;
3.	estimated accrued expenses of the Trust, if any;
4.	cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;
5.	liquidation costs for foreign Securities, if any; and
6.	other liabilities incurred by the Trust; and

dividing

1.	the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under “Fee Table.”

Investing in a New Trust

When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the “New Trust”) if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm’s cut-off date. If you make this election you will be considered a “Rollover Unit holder.”

Once all of the Securities are sold in connection with the termination of the Trust, as described in “Amending or Terminating the Indenture,” your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

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We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust’s portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See “Tax Status.” We may modify, amend or terminate this rollover option upon 60 days notice.

Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

•	The issuer of the Security defaults in the payment of a declared dividend;
•	Any action or proceeding prevents the payment of dividends;
•	There is any legal question or impediment affecting the Security;
•	The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer’s credit standing, or otherwise damage the sound investment character of the Security;
•	The issuer has defaulted on the payment of any other of its outstanding obligations;
•	There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;
•	The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a “regulated investment company” in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a “regulated investment company”;
•	The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;
•	As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or
•	The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in “The FT Series,” the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

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Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

•	To cure ambiguities;
•	To correct or supplement any defective or inconsistent provision;
•	To make any amendment required by any governmental agency; or
•	To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the “Summary of Essential Information.” The Trust may be terminated earlier:

•	Upon the consent of 100% of the Unit holders of the Trust;
•	If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period (“Discretionary Liquidation Amount”); or
•	In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of the Trust as early as nine business days prior to, but will sell Securities no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the “First Trust” brand name as well as other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

•	The First Trust Combined Series
•	FT Series (formerly known as The First Trust Special Situations Trust)
•	The First Trust Insured Corporate Trust
•	The First Trust of Insured Municipal Bonds
•	The First Trust GNMA
•	FTP Series

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $670 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800–621–1675. As of December 31, 2025, the total partners’ capital of First Trust Portfolios L.P. was $125,781,225.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor’s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

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The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800–813–3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee’s case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

•	Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;
•	Terminate the Indenture and liquidate the Trust; or
•	Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the Trustee or Unit holders for errors in judgment.

Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois 60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee’s counsel.

Experts.

The Trust’s statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Diversified Equity Strategic Allocation Port. 3Q ’26 - Term 10/15/27
FT 13051

Sponsor:

First Trust Portfolios L.P.

Member SIPC • Member FINRA
120 East Liberty Drive
Wheaton, Illinois 60187
800–621–1675

Trustee:

The Bank of New York Mellon

240 Greenwich Street
New York, New York 10286
800–813–3074
24-Hour Pricing Line:
800–446–0132

When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

Securities Act of 1933 (file no. 333–295520) and

Investment Company Act of 1940 (file no. 811–05903)

Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information regarding the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 202–942–8090.

Information about the Trust is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

To obtain copies at prescribed rates –

Write: Public Reference Section of the SEC
100 F Street, N.E.
Washington, D.C. 20549

July 9, 2026

PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

First Trust®

The FT Series

Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 13051 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated July 9, 2026. Capitalized terms have been defined in the prospectus.

Table of Contents

Risk Factors
Securities	1
Dividends	1
REITs	1
Foreign Issuers	3
Small and/or Mid Capitalization Companies	3

Risk Factors

Securities. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

1

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly “leveraged” REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust’s ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market’s perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

2

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant’s lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner’s ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Issuers. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

3

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

4

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers’ Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The Facing Sheet

The Prospectus

The Signatures

Exhibits

SIGNATURES

The Registrant, FT 13051, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272; FT 10295; FT 10323; FT 10412; FT 10447; FT 10455; FT 10475; FT 10528; FT 10583; FT 10689; FT 10694; FT 10756; FT 10865; FT 10895; FT 10976; FT 11035; FT 11095; FT 11096; FT 11097; FT 11155; FT 11156; FT 11223; FT 11224; FT 11285; FT 11462; FT 11475; FT 11642; FT 11756; FT 11909; FT 12152; FT 12153; FT 12155; FT 12399; FT 12415; FT 12445; FT 12508; FT 12545; FT 12583; FT 12718; FT 12728; FT 12883; FT 12889; FT 12902; FT 13043 and FT 13045 for purposes of the representations required by Rule 487 and represents the following:

(1)that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 13051, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 9, 2026.

FT 13051

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Ronda L. Saeli-Chiappe Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By:/s/ Ronda L. Saeli-Chiappe ) Attorney-in-Fact** ) July 9, 2026 ) )
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) ) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 12910 (File No. 333-294321) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 10292 and certain subsequent Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 13051, effective July 9, 2026 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).
1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965, Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083 and Amendment No. 1 to Form S-6 [File No. 333-274281] filed on behalf of FT 11028).
2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-294321] filed on behalf of FT 12910).